UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 3)*

Quanterix Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74766Q101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766Q101	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74766Q101	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Fund VIII Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74766Q101	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74766Q101	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 74766Q101	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 74766Q101	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON(S) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,856
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 35,856
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,156,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74766Q101	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON(S) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,889
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 1,889
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,139
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74766Q101	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSON(S) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,888
	6	SHARED VOTING POWER 3,120,250
	7	SOLE DISPOSITIVE POWER 1,888
	8	SHARED DISPOSITIVE POWER 3,120,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74766Q101	13G	Page 10 of 17 Pages

Item 1(a).	Name of Issuer:

Quanterix Corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

900 Middlesex Turnpike, Billerica, MA 01821

Item 2(a).	Name of Person Filing:

ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”); ARCH Venture Fund VIII Overage, L.P. (“AVF VIII Overage”); ARCH Venture Partners VI, L.P. (“AVP VI LP”); ARCH Venture Partners VI, LLC (“AVP VI LLC”); ARCH Venture Partners VIII, LLC (“AVP VIII LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship:

ARCH Venture Fund VI, AVF VIII Overage and AVP VI LP are limited partnerships organized under the laws of the State of Delaware. AVP VI LLC and AVP VIII LLC are limited liability companies organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

74766Q101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 74766Q101	13G	Page 11 of 17 Pages

Item 4.	Ownership:

(a)

Amount beneficially owned:

ARCH Venture Fund VI is the record owner of 1,905,480 shares of Common Stock (the “ARCH VI Shares”) and AVF VIII Overage is the record holder of 1,214,770 share of Common Stock (the “ARCH Overage Shares”; combined with ARCH VI Shares, the “Record Shares”) as of December 31, 2020. AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the AVF VI Shares. AVP VI LLC, as the sole general partner of AVP VI LP, may be deemed to beneficially own the AVF VI Shares. AVP VIII LLC, as the sole general partner of AVF VIII Overage, may be deemed beneficially own the ARCH VIII Overage Shares. As managing directors of AVP VI LLC and AVP VIII LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, as of December 31, 2020, Crandell is a holder of 12,156 shares of Common Stock and vested options to purchase 23,700 shares of Common Stock (the “Vested Option Shares”).

(b)

Percent of class:

See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person (other than Crandell) is based upon 31,668,184 shares of common stock outstanding as of October 30, 2020, as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2020. For Crandell, the Vested Option Shares were included in the number of shares of common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See line 6 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 74766Q101	13G	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             February 2, 2021

ARCH VENTURE FUND VI, L.P.

By:       ARCH Venture Partners VI, L.P.

its General Partner

By:       ARCH Venture Partners VI, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:       ARCH Venture Partners VI, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

CUSIP No. 74766Q101	13G	Page 13 of 17 Pages

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                        *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                            *

Keith Crandell

Managing Director

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Amendment No. 3 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2.0 and Exhibit 2.1 and incorporated herein by reference.

CUSIP No. 74766Q101	13G	Page 14 of 17 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Quanterix Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:      February 2, 2021

ARCH VENTURE FUND VI, L.P.

By:       ARCH Venture Partners VI, L.P.

its General Partner

By:       ARCH Venture Partners VI, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:       ARCH Venture Partners VI, LLC

its General Partner

By:                        *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

CUSIP No. 74766Q101	13G	Page 15 of 17 Pages

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                            *

Keith Crandell

Managing Director

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2.0 and Exhibit 2.1 and incorporated herein by reference.

CUSIP No. 74766Q101	13G	Page 16 of 17 Pages

Exhibit 2.0

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of November, 2010.

ARCH VENTURE FUND VI, L.P.

By:       ARCH Venture Partners VI, L.P.

its General Partner

By:       ARCH Venture Partners VI, LLC

its General Partner

By:    /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:       ARCH Venture Partners VI, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:        /s/ Keith Crandell

Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Robert Nelsen

Robert Nelsen

/s/ Clinton Bybee

Clinton Bybee

CUSIP No. 74766Q101	13G	Page 17 of 17 Pages

Exhibit 2.1

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 2017.

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director